Exhibit 1

Perion Network to Announce Second Quarter and Six Months 2014
Financial Results on August 6, 2014

TEL AVIV and SAN FRANCISCO – July 29, 2014 – Perion Network Ltd. (NASDAQ: PERI), today announced that it will release its financial results for the second quarter and six months ended June 30, 2014, on August 6, 2014 prior to the opening of the market. Management will host a conference call to discuss the results at 10 a.m. EDT that day.

Details are as follows:
•	Conference ID: 3718123
•	Dial-in number from within the United States: 1-888-523-1228
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2361
•	Playback, available until August 13, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 3820590 for the replay.
•	A live webcast is accessible at http://www.perion.com/events-presentations.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Contact:
Perion Investor Relations
Deborah Margalit, +972-3-7696100
investors@perion.com
Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.